Exhibit 21.1
Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Sharps Compliance, Inc. of Texas (dba Sharps Compliance, Inc.)	Texas
Sharps e-Tools.com Inc.	Delaware
Sharps Safety, Inc.	Texas
Sharps Manufacturing, Inc.	Delaware
Sharps Environmental Services, Inc. (dba Sharps Environmental Services of Texas, Inc.)	Delaware
Alpha Bio/Med Services LLC	Pennsylvania
Bio-Team Mobile LLC	Pennsylvania
Citiwaste, LLC	New York
Sharps Properties, LLC	Pennsylvania